UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2008, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver Fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

PROCTER & GAMBLE
 1-4-1 PLAN
Statements of Net Assets Available for Plan Benefits as of June 30, 2008 and 2007, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2008, 2007 and 2006, and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended	3
June 30, 2008, 2007 and 2006

Notes to Financial Statements for the Years Ended June 30, 2008, 2007 and 2006	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble 1-4-1 Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble 1-4-1 Plan (“the Plan”) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years ended June 30, 2008, 2007 and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2008 and 2007 and the changes in net assets available for plan benefits for the years ended June 30, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

19 September 2008

PROCTER & GAMBLE 1-4-1 PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2008 AND 2007

	2008	2007
	£	£
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value	30,082,394	25,314,487
Cash at bank and in hand	954,245	928,354
Total assets	31,036,639	26,242,841

LIABILITIES:
Amounts due to others	(71,643)	(43,210)
Contributions received in advance	(603,064)	(749,133)
Total liabilities	(674,707)	(792,343)

NET ASSETS AVAILABLE FOR BENEFITS	30,361,932	25,450,498

See notes to financial statements.

PROCTER & GAMBLE 1-4-1 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

	2008	2007	2006
	£	£	£
ADDITIONS (LOSSES):
Investment income:
Net appreciation (depreciation) in fair value of
The Procter & Gamble Company common stock	(23,872)	(32,553)	114,080
Dividends from The Procter & Gamble Company
common stock	522,807	396,123	303,506
Total investment gain (loss)	498,935	363,570	417,586
Contributions:
Contributions from participating Procter & Gamble
companies	3,577,341	3,232,155	3,040,651
Contributions from participants	3,577,341	3,232,155	3,040,651
Total contributions	7,154,682	6,464,310	6,081,302
Income from participating Procter & Gamble
companies	11,562	18,365	20,858
Total additions	7,665,179	6,846,245	6,519,746

DEDUCTIONS:
Distributions and withdrawals to participants	(2,742,183)	(1,547,293)	(1,187,616)
Administrative expenses	(11,562)	(18,365)	(20,858)
Total deductions	(2,753,745)	(1,565,658)	(1,208,474)

NET INCREASE	4,911,434	5,280,587	5,311,272

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,450,498	20,169,911	14,858,639

End of year	30,361,932	25,450,498	20,169,911

See notes to financial statements.

PROCTER & GAMBLE 1-4-1 PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble 1-4-1 Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established on October 1, 2002 by The Procter & Gamble Company (“Company”), replacing the Procter & Gamble Matched Savings Share Purchase Plan, which ceased to be tax efficient from this date, to provide a means for eligible United Kingdom (“UK”) employees to tax efficiently purchase shares in the Company. The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustees of the Plan and hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their salary/wage, subject to a minimum monthly contribution of £10.  The participating Procter & Gamble companies (see note 8) match all contributions by employees in full.

Contributory shares- Represent shares purchased using the employee’s own contributions.

Matching shares- Represent shares purchased using matched contributions.

Dividend shares- Represent shares purchased using dividend income related to the employee’s shares.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating Procter & Gamble company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined.  The distribution to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting – Participants are vested immediately in all shares allocated to their account.

Investments – Participants are only permitted to invest in Company common stock. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

Participant Loans – Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

Distributions and Withdrawals – Participants may withdraw contributory shares from the Plan at any time; however, participants who withdraw contributory shares from the Plan within five years of acquisition will become liable for UK income tax and national insurance. Participants cannot withdraw matching shares from the Plan within 5 years of purchase, and cannot withdraw dividend shares from the Plan within 3 years of purchase, unless the participant ceases to be an employee of the participating Procter & Gamble companies.

PROCTER & GAMBLE
 1-4-1 PLAN

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into sterling at the rate of exchange at June 30. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements —In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.

Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (see Note 8).

Distributions and Withdrawals (Amounts due to others) – Distributions and withdrawals to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were £60,977 and £40,982 at June 30, 2008 and 2007, respectively.

PROCTER & GAMBLE
 1-4-1 PLAN

3.	INVESTMENTS

The Plan’s investment in Company common stock experienced net (depreciation) / appreciation in value as follows for the years ended June 30, 2008, 2007, and 2006:

	2008	2007	2006
	£	£	£
The Procter & Gamble Company
common stock:
Net appreciation (depreciation)	(23,872)	(32,553)	114,080

4.	AMOUNTS DUE TO OTHERS
		2008	2007
		£	£

	Amounts due to members	60,977	40,982
	Amounts due to participating Procter & Gamble companies	9,567	1,129
	Amounts due to Capita IRG Trustees Limited	1,099	1,099
		71,643	43,210

5.	TAX STATUS

The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2008 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	RELATED PARTY TRANSACTIONS

At June 30, 2008 and 2007, 971,086 and 830,757 shares of Company common stock were held by the Plan, respectively. The cost of this stock at June 30, 2008 and 2007, was £29,666,069 and £24,874,896, respectively. During the years ended June 30, 2008, 2007 and 2006, the Plan recorded dividend income from Company common stock of £522,807, £396,123, and £303,506, respectively. Contributions from participating Procter & Gamble companies of £3,577,341, £3,232,155, and £3,040,651 were recorded for the years ended June 30, 2008, 2007 and 2006, respectively. Also, the Plan received reimbursements for adminstrative expenses from the Company titled Income From The Procter & Gamble Company in the Statements of Changes in Net Assets Available For Plan Benefits for the years ended June 30, 2008, 2007 and 2006 of £11,562, £18,365, and £20,858, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

PROCTER & GAMBLE
 1-4-1 PLAN

8.	PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble companies are as follows:

Procter & Gamble Pharmaceuticals UK Limited
Procter & Gamble Prestige UK Limited
Procter & Gamble Product Supply (UK) Limited
Procter & Gamble Technical Centres Limited
Procter & Gamble (L&CP) Limited
Procter & Gamble (Health & Beauty Care) Limited
Gillette UK Limited
Gillette European Services Centre Limited
Gillette Management LLC
Gillette Central Services Limited

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom on September 19th, 2008.

PROCTER & GAMBLE 1-4-1 PLAN

By: ____/s/ Susan Carver ________
Susan Carver
Trustee,
Procter & Gamble 1-4-1 Plan

EXHIBIT INDEX

Exhibit No.                                                                        Page No.

23      Consent of Deloitte & Touche                                                        9

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100561 of The Procter & Gamble Company on Form S-8 of our report dated 19 September 2008, appearing in this Annual Report on Form 11-K of The Procter & Gamble 1-4-1 Plan for the year ended 30 June 2008.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

19 September 2008